Exhibit 99.1

ASX/Media Release

Immutep Announces Changes to the Board

SYDNEY, AUSTRALIA – 11 April 2023 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a clinical-stage biotechnology company developing novel LAG-3 immunotherapies for cancer and autoimmune diseases, today announces that Lis Boyce has been appointed as Non-Executive Director. She replaces Lucy Turnbull who re-joined the board after the sudden and untimely death of Grant Chamberlain in January 2022.

Ms Boyce is a highly experienced corporate lawyer. She is currently a partner at Piper Alderman and was previously a partner at Dentons, having been at DibbsBarker for nearly 30 years. She has extensive involvement in the Life Sciences and Healthcare sectors and is currently deputy chair of AusBiotech’s AusMedtech Advisory Group and a member of AusBiotech’s NSW Leadership Committee.

Dr Russell Howard, chair of Immutep said: “We are delighted to have Lis join our board. She brings a wealth of industry knowledge and expertise in capital raisings, strategic collaborations, corporate governance, and mergers and acquisitions.

On behalf of the Board, I would like to thank Lucy Turnbull for stepping in under such tragic and unusual circumstances and for her boundless energy and valued insights.”

About Immutep

Immutep is a clinical-stage biotechnology company developing novel LAG-3 immunotherapy for cancer and autoimmune disease. We are pioneers in the understanding and advancement of therapeutics related to Lymphocyte Activation Gene-3 (LAG-3), and our diversified product portfolio harnesses its unique ability to stimulate or suppress the immune response. Immutep is dedicated to leveraging its expertise to bring innovative treatment options to market for patients in need and to maximise value for shareholders. For more information, please visit www.immutep.com.

Australian Investors/Media:

Saskia West, Citadel-MAGNUS

+61 (0)452 120 192; swest@citadelmagnus.com

U.S. Investors/Media:

Chris Basta, VP, Investor Relations and Corporate Communications

+1 (631) 318 4000; chris.basta@immutep.com

This announcement was authorised for release by the Board of Immutep Limited.

Immutep Limited, Level 33, Australia Square, 264 George Street, Sydney NSW 2000, Australia

ABN: 90 009 237 889